Exhibit 99.1

Midatech will host a conference call and live Q&A session today (Wednesday 13 April 2016) at 1300 BST / 0800 EDT for analysts and investors to discuss the Annual Results. Dr Jim Phillips, Chief Executive Officer, and Nick Robbins-Cherry, Chief Financial Officer, will participate. Dial-in details are: UK: +44 20 3427 1913, US: +1646 254 3360, ID: 9558747.

Midatech Pharma PLC
(“Midatech” or the “Company”)

Audited financial results for the year ended 31 December 2015

Midatech Pharma (AIM: MTPH; Nasdaq: MTP), the international specialty pharmaceutical company focused on commercialising and developing products in oncology and other therapeutic areas, today announces its audited financial results for the twelve month period ended 31 December 2015.

Operational highlights including post period end highlights
•
Acquisition of DARA BioSciences, Inc., an oncology supportive care pharmaceutical company, bringing an attractive portfolio of cancer supportive care products and an established commercial platform in the US market with a field sales organisation – December 2015

•
Acquisition of marketed oncology product, Zuplenz® (ondansetron), a marketed anti-emetic oral soluble film for the prevention of post-operative, chemotherapy- and radiation-induced nausea and vomiting – December 2015 with full launch by Midatech in April 2016

•
First regional supply agreement for Q-Octreotide signed with Centurion Pharma, a Turkish company focused on the development and commercialisation of specialty products for the Turkish market – December 2015

•
Agreement signed with Ophthotech Corporation to explore the feasibility of using Midatech’s Q Sphera microencapsulation technology for sustained delivery formulations of select Ophthotech products for the treatment of wet Age-related Macular Degeneration and other ocular indications – August 2015

•
Commencement of a Phase IIa open label, cross-over, seven arm study of Midatech’s Insulin Buccal Soluble Film (MSL-001) for type 1 diabetes mellitus – July 2015 (treatment phase completed in January 2016)

Financial highlights
•	Total revenue for the year up 763% to £1.38m (2014: £0.16m, 2013: £0.15m)
•	£16.18m cash and deposits at 31 December 2015 (2014: £30.33m, 2013: £2.39m)
•	Net loss after tax of £10.10m (2014: £8.82m, 2013: £4.08m) with net cash outflow in the year of £14.17m (2014: £27.94m inflow, 2013: £2.25m inflow)
•	Tax credit receivable of £1.20m (2014: £0.84m, 2013: £0.80m)

Commenting on the Annual Results for 2015, Midatech’s Chairman, Rolf Stahel, said: “In its first full year since IPO, Midatech has rapidly assembled the building blocks for becoming an outstanding specialty pharma. It now has a revenue-generating commercial operation in the US selling marketed oncology support products, including Zuplenz, launched this week, and an ambitious pipeline using Midatech’s proprietary right place, right time technology, targeting high-value niche indications.

“The highly driven management team has successfully executed on its stated claims as laid out at the time of the IPO with acquisitions, revenues and pipeline developments; and the Board of Directors looks forward to continuing this success through 2016 and beyond.”

- ENDS -

For more information, please contact:

Midatech Pharma PLC
Jim Phillips, CEO
Tel: +44 (0)1235 841575
www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)
Corporate Finance
Freddy Crossley / Atholl Tweedie / Duncan Monteith
Corporate Broking
Tom Salvesen
Tel: +44 (0)20 7886 2500

RBC Europe Limited (Joint Broker)
Paul Tomasic / Rupert Walford / Thomas Stockman / Laura White
Tel: +44 (0)207 653 4000

Consilium Strategic Communications (Financial PR)
Mary Jane Elliott / Ivar Milligan / Matthew Neal / Hendrik Thys
Tel: +44 (0)20 3709 5700
Email: midatech@consilium-comms.com

Westwicke Partners (US Investor Relations)
Chris Brinzey
Tel: +1 339 970 2843
Email: chris.brinzey@westwicke.com

Notes for Editors

About Midatech Pharma PLC
Midatech is an international specialty pharmaceutical company focused on oncology and other therapeutic areas with a commercial platform and four marketed products in the US. Midatech’s strategy is to develop products in-house in oncology and with partners in other indications, and to accelerate growth organically and through strategic acquisitions. The Company’s R&D activities are supported by two breakthrough drug delivery technologies. The Group, listed on AIM: MTPH and Nasdaq: MTP, employs c.100 staff in four countries. For further company information see: www.midatechpharma.com

Forward-Looking Statement

Certain statements in this press release may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States. These forward-looking statements are based on currently available competitive, financial and economic data together with management’s views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements, including but not limited to risks related to: (i) our estimates regarding losses, expenses, future revenues, capital requirements and needs for additional financing; (ii) the successful commercialisation and manufacturing of licensed products, products originally licensed to DARA, and any future products we may commercialise; (iii) the success and timing of our preclinical studies and trials; (iv) the difficulties in obtaining and maintaining regulatory approval of our product candidates and any product candidates we may acquire in the future; (v) our plans and ability to develop and commercialise our product candidates and any product candidates we acquire in the future; (vi) the rate and degree of market acceptance of any of our product candidates; (vii) the successful development of our commercialisation capabilities, including sales and marketing capabilities; (viii) obtaining and maintaining intellectual property protection for our product candidates and our proprietary technology; (ix) the success of competing therapies and products that are or become available; (x) the success of any future acquisition; (xi) the potential we will incur financial obligations to former DARA stockholders; (xii) the difficulties of integrating DARA’s former business into our own; (xiii) the outcome of our remediation plan and approach to the material weakness in our internal control over financial reporting; (xiv) the impact of government laws and regulations; (xv) regulatory and political developments in the United Kingdom, the United States and other foreign countries; (xvi) the difficulties of doing business internationally; (xvii) the ownership of our ordinary share and ADRs; (xviii) our failure to recruit or retain key scientific or management personnel or to retain our executive officers; (xix) the impact and costs and expenses of any litigation we may be subject to now or in the future; and (xx) the performance of third parties, including joint venture partners, our sales force, our collaborators, third-party suppliers and parties or out licensing agreements.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies (“AIM Rules”), the Disclosure and Transparency Rules (“DTRs”) and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.

CHAIRMAN’S REVIEW

Midatech has come a long way in the two years that I have worked with the Company. I joined Midatech because I was excited by the potential of its gold nanoparticle technology, but back in early 2014 there was a lot of work to be done. By the end of 2014 the Company had a new management team, a clear, commercially-focussed strategy and, with the acquisition of the former Q Chip business, it had a second platform technology and a number of sustained release pipeline products that were closer to market than Midatech’s own. Finally, thanks to a successful IPO and listing on AIM, Midatech went into 2015 with the funds to build on these technologies.

2015 has been no less exciting as the Company has continued to develop rapidly.

US acquisitions

The main highlight of the year followed the announcement in June that Midatech intended to acquire the US-based pharmaceutical sales organisation DARA BioSciences Inc., which, following completion in December 2015, was renamed Midatech Pharma US, Inc. (“MTPUS”). I am a strong supporter of this transaction as it de-risks Midatech and expands the business in a number of directions.

Most obvious is the addition of three cancer supportive care products, Gelclair®, Oravig® and Soltamox® along with an established oncology focussed, sales and marketing capability in the biggest and most profitable pharmaceuticals market in the world. This is an essential part of the commercial development of Midatech as it will provide an established, specialised sales channel for the Company’s oncology products currently under development. Subject to regulatory approval, they could reach the market as early as 2018/19. MTPUS adds solid top-line line revenue and good growth potential that management believes will bring forward the Group’s monthly profitability.

The MTPUS purchase further enabled us to acquire the anti-nausea product Zuplenz®. This product is highly complementary to MTPUS’s existing US product portfolio and is an excellent opportunity to leverage the sales and marketing capabilities of this promising US business.  In tandem with the conclusion of the MTPUS deal, in December Midatech listed its shares on NASDAQ through the issue of American Depositary Receipts (“ADRs”). This dual-listing is another exciting development and, with the fundamental strength of the Midatech business and the wide range of anticipated news flow over the next few months, which is expected to bring the opportunity to open up the US investor base as well as further expand the UK one.

2015 also saw significant progress for both of Midatech’s platform technologies; gold nanoparticle nanotechnology, and sustained release microsphere, where we continue to move forward with a broad range of programmes.

In summary, in a little over a year Midatech has completed three acquisitions as well as listing on AIM and on NASDAQ through the issue of ADRs. Furthermore, excellent progress has been made on the development pipeline. Management has demonstrated its ability to execute the Company’s strategy as presented during the IPO and I am confident that they will continue to do so over the forthcoming months and years.

On behalf of the Board I should like to thank Midatech’s shareholders, the Board, management and staff for their continuing support and I look forward to further successes in 2016 and beyond.

Rolf Stahel
Chairman

CHIEF EXECUTIVE’S STATEMENT

Investment case

Rapid profitable growth trajectory
Our commercialisation strategy is intended to swiftly build a long-term, profitable and commercially focused enterprise.

With our infrastructure in the US we are focussed on building our commercial business through product acquisitions, such as Zuplenz® in December 2015, and by launching our wholly-owned products, leveraging the capabilities of our own sales force and thus ensuring the quickest path to those products becoming highly profitable. Core to our business model is to deliver strong revenue growth that allows the organisation to become sustainably profitable in the shortest reasonable time.

Niche market potential
We are advancing a pipeline of product candidates in clinical and pre-clinical development for diseases for which there are currently few or no treatment options available.

Each of our niche cancer therapies, currently in research and development, has revenue potential of well over $100m per year and in some cases much more than this. We have multiple programmes that allow us to defray development risks and thus be in a position to deliver benefits to patients, healthcare professionals and to deliver high growth revenue for the company.

Intellectual property
The Group has developed a strong intellectual property base and has a wide IP portfolio of 150 granted patents, 92 applications in process and 34 patent families covering a range of technologies.

The foundation of our IP is on two core platform technologies, which have allowed multiple patent filings and we continue to strive to protect our future revenues and assets using our technology advantages; delivered by actively managing our patent portfolio and know-how.

Balanced risk reward profile
Our robust portfolio of collaborations and internal product pipeline positions Midatech for multiple shots on goal.

Midatech has differentiated its risk as a business through having a balanced mix of fast-growth marketed oncology products, different types of development programmes at different stages of progress and an approach to research that reduces risk by using known chemical entities where we improve the way they work as medicines.

Ambitious leadership
Significant experience and track record in the pharmaceutical industry creating value out of high growth companies.

From our Board of Directors Chaired by Rolf Stahel (former CEO of Shire plc) through to the global, senior leadership team (comprised of 11 executives), all of our senior staff have been successful leaders in their area of responsibility and bring their knowledge and experience to bear in order to ensure success at Midatech.

Year in review

2015 marked a year of transformational progress in Midatech Pharma plc’s delivery against the objectives set around the time of the IPO in 2014, and we are now being recognised as a leading emerging specialty pharma company, globally. In 2015, progress was seen across all areas of the Group and 2016 has already commenced with a strong tailwind both operationally and financially. Our key focus is now moving towards oncology.

Total revenues for 2015 were £1.38m, comfortably above market expectations, and our operating expenses were in line with expectations. During 2015, the business incurred certain non-recurring expenses relating to the two acquisitions, and we ended the year with strong cash reserves of £16.18m. Our negative EBIT, which is fully expected for a company with some development pipeline, was (subject to exceptional items) marginally better than the market view.

Products and pipeline

Our M&A strategy delivered two acquisitions in 2015, the first of which (DARA BioSciences Inc. “DARA”) has given us a commercial platform to launch our own products into the key US market. DARA also brought a portfolio of products that are in commercial launch or market growth phases. After acquiring DARA, we moved swiftly to acquire a complementary product, Zuplenz®, to add to our sales platform. Zuplenz® is a treatment for chemotherapy and radiotherapy induced nausea and vomiting and is highly complementary to DARA’s existing cancer supportive care product portfolio. The acquisition cost was approximately one fold historic (un-promoted) sales, with some additional milestone payments that are only triggered once sales exceed our current expectations for the product. We are therefore anticipating accelerating our revenue growth for 2016 and beyond in line with our original strategic objectives. Midatech’s full launch of this product was announced on 11 April 2016.

Our platform technologies continued to deliver new potential products and collaborations in 2015, the most important of which was the collaboration with the US company, Ophthotech, to work on two products it has in development. This ongoing work follows-on from previous collaborations, affirming confidence in our technology’s capabilities. Our MidaSol joint venture in diabetes completed a small Phase II trial in type 1 diabetes with the transbuccal insulin strip.

Elsewhere, our in-house programmes all proceeded well, with Q-Octreotide, the closest to market, completing product formulation work, and Q-Opsisporin giving a good response to treatment in pre-clinical testing.

Our work in targeted cancer therapies continued apace and, in Q3 2015, led to the first compassionate use request for a Midatech treatment to be used in a condition called Diffuse Intra Pontine Glioma (DIPG) one of the rarest brain cancers in children. This programme has brought forward our product development and will lead to patient treatments and possibly a clinical trial in 2016. In March 2016, the University of California, San Francisco, requested use of our treatment and Midatech will continue to manufacture in line with demand.

Group growth

At the year-end the Group had 81 employees plus a further 20 dedicated, outsourced sales force across the US, UK and Spain, and we have been fortunate to attract more high quality people to work with us in all departments. This means that in a Group like Midatech, where business execution is the key to success, we are in a great place to be able to deliver continuing growth and positive news throughout 2016 and beyond.

CEO’s summary and outlook

Midatech has successfully evolved in line with strategy into a revenue generating, US commercial-facing high-growth specialty pharmaceutical business.

In the first three months of 2016 we have seen strong revenues from our marketed products and as a result the Group is trading slightly ahead of market expectations. In addition, our clinical and preclinical pipelines are advancing well and showing great promise to patients.

Our supportive shareholders and strong team of international staff make our future very bright as we look forward to continuing to build the business on all fronts throughout 2016 and beyond.

Dr Jim Phillips
Chief Executive Officer

STRATEGIC REPORT

Business model

The Group is commercialising oncology treatments and supportive care products through its US commercial organisation, Midatech Pharma US. In Europe, the Group is principally engaged in the discovery and development of pharmaceutical products in the fields of nanomedicine and sustained release technology.

Midatech’s business model has four components:
•	Own Products. Development and commercialisation of products is done in-house without engaging partners to support the product. This applies particularly to oncology applications.
•	Partner Products. Development and commercialisation of Midatech’s partner-supported and licensed products, principally in diabetes, ophthalmology and neuroscience.
•
Acquisitions. Acquisitions of later stage, strategic opportunities with complementary focused portfolios, such as DARA; or complementary technologies that are synergistic to that of Midatech, accelerate revenue, and are value accretive.

•	Establish Worldwide Commercial Organisation. Build on US commercial infrastructure and establish European commercial organisation upon approval of own product candidates.

Midatech also aims to expand its vertical integration by leveraging its integrated manufacturing capabilities.

Key strengths

The Directors believe that Midatech’s key strengths include:
•	established commercial platform and field sales organisation in the US market with an attractive portfolio of cancer supportive care products;

•
a rich science base having developed two platform technologies with broad application in healthcare that the Directors believe create value from multiple potential revenue opportunities within priority therapeutic areas;

•
first mover advantage in GNPs and highly novel sustained release technology which has enabled the Group to focus on oncology and other therapeutic areas primarily through the use of GNP carriers and sustained release formulations for existing medications;

•
a strong intellectual property base comprising patents, ‘know-how’ and trade secrets, to maximise innovation, protection and commercial success. The Group has an IP portfolio of 150 granted patents, 92 applications in process and 34 patent families covering major geographic regions, owned solely by the Group, co-owned with others or in-licensed;

•
in-house nanoparticle manufacturing facility which the Directors believe is the first licensed nanoconjugate cGMP facility of its kind in Europe. This state-of-the-art facility, based in Bilbao, Spain, aids in the rapid execution of projects, control of manufacturing quality and supply of all aspects of Midatech’s GNP platform, thus avoiding reliance on external manufacturing partners;

•
innovative therapies utilising its broadly applicable drug conjugate platforms for significant medical disorders with few or no existing clinical therapeutic options. As such the Directors believe that the Group’s therapies have the potential to be transformative for patients and their families as first or second therapies for disease treatment and can yield high returns for these poorly treated indications;

•
the management team’s significant experience in the specialty pharmaceutical industry and of managing high growth companies. The Group’s management team comprises seasoned industry entrepreneurs, executives and scientists, and the Directors believe that the team is capable of executing a major value proposition in the specialty pharma field.

Our strategy and outlook

Midatech’s business and commercialisation strategy is based on maturing its technology platforms with a clear focus on its key therapeutic areas of oncology, endocrinology and neuroscience (including ophthalmology), along with strategic late stage product focused acquisitions. Together, these are expected to drive a commercial pipeline of products with improved essential parameters, over and above the currently marketed source compound, including safety, tolerability, efficacy and compliance profiles. The Board believes that its management team has significant industry and technical experience and is highly capable of and committed to building the value of Midatech.

Midatech’s commercialisation strategy intends to build a long term, profitable and commercially focused enterprise with revenues generated as follows:

•
Research and development collaborations. In the near term, revenues are anticipated to be driven by collaborations such as those that currently exist and with new potential customers using Midatech's technologies to address their pharmaceutical challenges.

•	Commercial operations. The main growth driver in the period from 2016 to 2018 will be the Midatech Pharma US business with sales coming from the existing commercial product portfolio.

•
Partner licensing and royalty deals. In the period from 2016 to 2018, revenue growth will be supported by licensing transactions from those partnerships outlined herein, as well as new potential partnerships, with possible product royalties realised from 2016 to 2017.

•
Own products commercialisation. In the third stage of Midatech’s evolution, expected to be from 2018-2019, Midatech’s own products are anticipated to reach market in the specialised orphan sector, and Midatech’s commercial sales organisation to be deployed initially in the United States and then in Europe, to drive sales and revenue growth from Midatech’s own product launches.

•
Acquisitions. In support of and in addition to above, Midatech may from time to time seek value accretive and synergistic target companies, such as DARA, and portfolios, such as Zuplenz®, that would accelerate its own product recurring revenues and profitability through products in market.

In diabetes, Midatech, alongside its MidaSol Therapeutics joint venture partner MonoSol, has completed a Phase IIa clinical trial with its MidaForm™-Insulin-PharmFilm® in humans with type 1 diabetes. Subject to results, due in Q2 2016, Midatech will look for potential out-licensing deals given this asset is non-core to the Group’s strategy.

In oncology, Midatech believes that it has the opportunity to leverage its own commercial capabilities in the US and roll out similar infrastructure in Europe around the market entry of its orphan oncology program products. Midatech believes that the acquisition of Zuplenz® and DARA will accelerate its progress towards achieving this objective. These products require small, dedicated specialty pharmaceutical sales forces. Midatech will also look for further in-licensing acquisition opportunities to grow revenues in this sector.

In neuroscience/ophthalmology, commercialisation will focus on products for the treatment of uveitis and other conditions of the eye, Parkinson’s disease, Alzheimer’s disease and multiple sclerosis. Midatech aims to achieve this through partnerships with leading specialty pharmaceutical companies and academic institutions, where Midatech would seek to earn license payments, manufacturing revenue and royalties.

The oncology and supportive care products marketed by Midatech Pharma US are:

Oravig®
An orally-dissolving buccal tablet indicated for the local treatment of oropharyngeal candidiasis in adults.

Gelclair®
An oral gel indicated for the management and relief of pain due to oral mucositis and other oral lesions that can occur with common cancer treatments.

Zuplenz®
An anti-emetic which does not need to be injected or swallowed, offering patients a differentiated alternative.

Soltamox®
The only liquid form of tamoxifen, is indicated for the treatment of metastatic breast cancer, the adjuvant treatment of node-positive breast cancer in premenopausal women, the reduction in risk of invasive breast cancer in women with ductal carcinoma in situ (DCIS), and for the reduction of the incidence of breast cancer in women at high risk for breast cancer.

Aquoral®
An artificial saliva spray that is intended to provide relief from chemotherapy/radiation therapy-induced dry mouth.

Ferralet® 90
A prescription iron supplement indicated for the treatment of all anaemias that are responsive to oral iron therapy.

Midatech Pharma US has an exclusive license to Soltamox® and Oravig®, an exclusive license to distribute, promote and market Gelclair®, and a marketing agreement to co-promote two Mission products: Ferralet 90® and Aquoral®. In addition, Midatech also holds the exclusive license to Zuplenz®.

FINANCIAL REVIEW

Introduction

Midatech Pharma plc (the "Company") is a company domiciled in England and was incorporated on 12 September 2014. The Midatech Group was formed on 31 October 2014 when Midatech Pharma plc acquired the entire issued share capital of Midatech Limited and its wholly owned subsidiaries.

On 4 December 2015, the Company acquired the entire issued share capital of U.S. based, DARA BioSciences, Inc. (“DARA”), an oncology supportive care pharmaceutical company, through the issue of 5,422,028 ordinary shares valued at £14.43m. These shares were delivered to former DARA stockholders in the form of American Depositary Receipts ("ADRs") with each ADR representing the right to receive two ordinary shares. The ADRs were admitted to trading on the NASDAQ Stock Market LLC trading platform ("NASDAQ") on 4 December 2015. Additional consideration was paid in the form of a preference share settlement and the assumption of share options and warrants.

DARA stockholders also received one contingent value right (“CVR”), which represents the right to receive contingent payments if specified sales milestones are achieved for the years ended 31 December 2016 and 2017. Cash of up to $0.27 per CVR, or $5.7 million in aggregate will be payable upon the achievement of the stringent sales milestones however this amount has not been accrued as the Board, as at the time of the transaction, expected the targets to not be achieved.

DARA provides the Group with an attractive portfolio of cancer supportive care products and an established commercial platform in the U.S. market with a field sales organisation. Subsequent to the acquisition the name of DARA was changed to Midatech Pharma US.

The acquisition of DARA included intangibles comprising £15.48m of ‘product sales and marketing rights’ and £9.95m of goodwill.

On 24 December 2015, the Company acquired Zuplenz® (ondansetron), a marketed anti-emetic oral soluble film from Galena Biopharma, Inc. (Nasdaq: GALE) for the prevention of chemotherapy-induced nausea and vomiting (CINV), radiotherapy-induced nausea and vomiting (RINV), and post-operative nausea and vomiting (PONV) for up front consideration of $3.75 million in cash. Further cash payments, totalling up to $26 million, will become payable if certain sales milestones are achieved, the milestone period expires 31 December 2022, however the Board does not expect these to be achieved. These further payments, if they become payable, are expected to be self-financed by milestone-generated cash flow.

The acquisition of Zuplenz® was treated as a business combination under the scope of IFRS 3 and included intangibles comprising £2.51m ‘product sales and marketing rights’ and £0.17m of negative goodwill.

Key performance indicators
	2015		2014		Change

Total revenue	£1.38	m	£0.16	m	763%
R&D costs	£5.92	m	£5.44	m	9%
R&D as % of operating costs (before listing and a cquisition expenses)	55%		61%		-
Loss from operations	(£12.92	m)	(£9.69	m)	33%
Net cash (outflow)/inflow for the year	(£14.17	m)	£27.94	m	n/a
Average headcount	74		38		95%

To date, Midatech’s KPIs have been focussed on the key areas of cash management and operating results and, most recently, R&D spend. KPIs relating to Midatech’s recently acquired US commercial operation and non-financial KPIs, including further KPIs in respect of the research and development programmes, will be formalised in due course.

Financial analysis

For the year ended 31 December 2015, Midatech generated consolidated total revenue of £1.38m (2014: £0.16m), an increase of 763% on the prior year and ahead of expectation.

Net cash outflows for the year were £14.17m (2014: £5.91m excluding proceeds from share issues) which was in line with the forecast for the year adjusted for the costs of the DARA and Zuplenz® acquisitions as well as the ADR listing on NASDAQ. Cash management remains a major focus for management.

Administrative costs

Midatech’s administrative costs increased on the prior year to £7.93m (2014: £4.41m), in part due to costs associated with the acquisition of DARA and listing ADRs on NASDAQ:

•
Midatech Pharma US, Inc (“MPUS”) and Zuplenz® were acquired resulting in professional fees of £2.99m which includes significant professional fees in respect of the listing of ADRs on NASDAQ, which formed a key component of the consideration.

•	During the year the average number of staff employed grew by 36 to 74 (2014: 38) and the payroll cost increased by £1.71m to £4.52m (2014: £2.81m).

Research and development expenditure

Research and development costs also increased on the previous year to £5.92m (2014: £5.44m, including a charge of £1.80m relating to the impairment of IPRD acquired with Q Chip Limited) reflecting a significant increase in the number of active programmes. Activities in the year included:

•	Phase IIa study of Midatech’s Insulin Buccal Soluble Film (MSL-001) enabling needle-free insulin delivery for type 1 diabetes mellitus (developed via our diabetes joint venture MidaSol Therapeutics).

•	Pre-clinical trials of a number of compounds for the treatment of glioblastoma (brain) and liver cancers with Investigational New Drug (“IND”) enabling programs potentially planned for 2016 or 2017.

•	In vivo studies of Midatech’s Q-Octreotide sustained release treatment of acromegaly and carcinoid syndrome. This project will move into bio-equivalence human studies in 2016.

•	Pre-clinical formulation development of Q-Cyclosporin sustained release treatment for uveitis. This internally funded project is anticipated to reach clinical stage in the second half of 2016.

Capital expenditure

The total cash expenditure on property, plant and equipment in 2015 was £0.92m (2014: £1.03m) reflecting investment in 3 significant programmes:

•	Move to new headquarters and research premises in Abingdon, UK, that included fit-out of GNP research laboratories.

•	Investment in IT infrastructure necessary for operational effectiveness and data security.

•	Implementation of Group-wide business management system.

In addition, the group spent $3.75m (£2.53m) on the acquisition of Zuplenz®. £2.51m was recorded in intangible assets.

Cash flow

Net cash outflow from operating activities for the year was £12.42m (2014: £5.46m) resulting in a net cash outflow for the year of £14.17m (2014: inflow of £27.94m). This, along with the capital expenditure in the year, saw the year end cash balance reduce to £16.18m (2014: £30.33m).

Capital structure

On 4 December 2015, 5,422,028 Ordinary Shares of 0.005 pence each were issued to the shareholders of DARA BioSciences, Inc. (now Midatech Pharma US) as the initial share consideration for the acquisition of the entire issued share capital of that company. Additional consideration was paid in the form of a preference share settlement and the assumption of share options and warrants. These shares were delivered to former DARA stockholders in the form of American Depositary Receipts ("ADRs") with each ADR representing the right to receive two ordinary shares. The ADRs were admitted to trading on the NASDAQ Stock Market LLC trading platform ("NASDAQ") on 4 December 2015. Additional, cash consideration may become payable if specified milestones are achieved within agreed time periods, in accordance with the terms and conditions of an associated Contingent Value Rights Agreement dated as of 4 December 2015. These milestones are not expected to be achieved however if they should be then any further payments are expected to be self-financed by incremental milestone-generated cash flow.

As a result of the above transactions, and the exercise of employee share options, as at 31 December 2015 Midatech Pharma plc had in issue 33,467,507 Ordinary Shares of 0.005 pence each.

This report was approved by the Board on 12 April 2016 and signed on its behalf.

Nick Robbins-Cherry
Chief Financial Officer

	Note	2015	2014 (as restated)	2013
		£’000	£'000	£'000

Revenue		775	25	147
Grant revenue		600	132	-
Total revenue		1,375	157	147

Cost of sales		(70)	-	-
Gross profit		1,305	157	147

Research and development costs		(5,920)	(5,439)	(1,925)
Distribution costs, sales and marketing		(374)	-	-

Administrative costs		(7,929)	(4,405)	(2,721)

Loss from operations before listing and acquisition expenses		(9,927)	(8,752)	(4,499)

Listing and acquisition expenses included in administrative costs		(2,991)	(935)	-

Loss from operations		(12,918)	(9,687)	(4,499)

Finance income	2	1,691	8	1
Finance expense		(5)	(161)	(385)

Loss before tax		(11,232)	(9,840)	(4,883)

Taxation	3	1,133	1,018	799
Loss after tax attributable to the owners of the parent		(10,099)	(8,822)	(4,084)
Other comprehensive income:

Items that will or may be reclassified subsequently to profit or loss when specific conditions are met:
Exchange (losses)/gains arising on translation of foreign operations		399	(151)	5
Total other comprehensive income/(loss), net of tax		399	(151)	5

Total comprehensive loss attributable to the owners of the parent		(9,700)	(8,973)	(4,079)
Loss per share
Basic and diluted loss per ordinary share - pence	4	(36p )	(98p )	(71p )

	2015	2014 (as restated)	2013
Assets	£’000	£’000	£'000
Non-current assets
Property, plant and equipment	1,984	1,516	684
Intangible assets	41,339	13,094	4
Investment in equity accounted joint venture	-	-	12
Other receivables due in greater than one year	387	425	379
	43,710	15,035	1,079
Current assets
Inventories	459	-	-
Trade and other receivables	2,496	462	909
Taxation	1,201	841	799
Cash and cash equivalents	16,175	30,325	2,387
	20,331	31,628	4,095
Total assets	64,041	46,663	5,174
Liabilities
Non-current liabilities
Borrowings	1,508	1,488	2,119
Deferred tax liability	6,547	354	-
	8,055	1,842	2,119
Current liabilities
Trade and other payables	7,084	2,341	1,047
Borrowings	442	491	1,248
Derivative financial liability – equity settled	1,573	-	-
	9,099	2,832	2,295
Total liabilities	17,154	4,674	4,414

Issued capital and reserves attributable to owners of the parent
Share capital	1,002	1,001	-
Share premium	31,643	31,643	21,018
Merger reserve	52,803	37,776	-
Shares to be issued	200	800	-
Foreign exchange reserve	390	(9)	142
Accumulated deficit	(39,151)	(29,222)	(20,400)
Total equity	46,887	41,989	760
Total equity and liabilities	64,041	46,663	5,174

	Note	2015	2014 (as restated)	2013
		£’000	£'000	£'000
Cash flows from operating activities
Loss for the year after tax		(10,099)	(8,822)	(4,084)
Adjustments for:
Depreciation of property, plant and equipment		501	321	246
Amortisation of intangible fixed assets		236	1	1
Loss on disposal of fixed assets		-	89	-
Net Interest (income)/expense		(1,686)	153	384
Impairment of IPRD		-	1,800	-
Gain on bargain purchase	7	(165)	-	-
Share based payment expense		170	-	-
Taxation		(1,133)	(1,018)	(799)
Cash flows from operating activities before changes in working capital		(12,176)	(7,476)	(4,252)
Increase in inventories		(62)	-	-
(Increase)/decrease in trade and other receivables		(1,540)	761	(442)
Increase/(decrease) in trade and other payables		711	466	(330)
Cash used in operations		(13,067)	(6,249)	(5,024)
Taxes received		646	794	588
Net cash used in operating activities		(12,421)	(5,455)	(4,436)
Investing activities
Purchases of property, plant and equipment		(922)	(1,030)	(47)
Purchase of intangibles		(3)	-	(3)
Acquisition of subsidiary, net of cash acquired	6	1,867	115	-
Acquisition of business, net of cash acquired	7	(2,528)	-	-
Interest received		53	8	-
Net cash used in investing activities		(1,533)	(907)	(50)
Financing activities
Interest paid		(5)	(48)	(15)
Payments to finance lease creditors		(49)	(48)	(93)
Repayment of borrowings		(165)	(346)	(200)
Issue of convertible debt		-	-	1,251
Loan finance raised		-	890	-
Share issues net of costs		-	33,852	5,797
Net cash (used in)/generated from financing activities		(219)	34,300	6,740

Net (decrease)/increase in cash and cash equivalents		(14,173)	27,938	2,254

Cash and cash equivalents at beginning of year		30,325	2,387	133

Exchange gains on cash and cash equivalents		23	-	-
Cash and cash equivalents at end of year		16,175	30,325	2,387

Consolidated statement of changes in equity for the year ended 31 December 2015

	Share capital	Share premium	Merger reserve	Shares to be issued	Foreign exchange reserve	Accumulated deficit	Total equity
	£'000	£'000	£’000	£’000	£'000	£'000	£'000

At 1 January 2015	1,001	31,643	37,776	800	(9)	(29,222)	41,989
Loss for the year	-	-	-	-	-	(10,099)	(10,099)
Foreign exchange translation	-	-	-	-	399	-	399
Total comprehensive loss	-	-	-	-	399	(10,099)	(9,700)
Transactions with owners

Shares issued on exercise of share options	1	-	-	-	-	-	1
Shares, warrants and share options issued as consideration for a business combination – 4 December 2015	-	-	14,427	-	-	-	14,427
Share option charge	-	-	-	-	-	170	170

Shares issued as deferred consideration for business combination	-	-	600	(600)	-	-	-
Total contribution by and distributions to owners	1	-	15,027	(600)	-	170	14,598
At 31 December 2015	1,002	31,643	52,803	200	390	(39,151)	46,887

	Share capital	Share premium	Merger reserve	Shares to be issued	Foreign exchange reserve	As restated accumulated deficit	As restated Total Equity
	£'000	£'000	£’000	£'000	£'000	£'000	£'000

At 1 January 2014	-	21,018	-	-	142	(20,400)	760

Loss for the year as restated	-	-	-	-	-	(8,822)	(8,822)
Foreign exchange translation	-	-	-	-	(151)	-	(151)
Total comprehensive loss	-	-	-	-	(151)	(8,822)	(8,973)
Issue of Midatech Limited shares - pre-share for share exchange	-	3,202	-	-	-	-	3,202
Transfer to merger reserve on the merger of Midatech Pharma plc and Midatech Limited – 31 October 2014	-	(24,220)	24,220	-	-	-	-
Transfer of A Preference shares from liability to equity (28 October 2014) and subsequent conversion to Deferred shares – 8 December 2014	1,000	-	-	-	-	-	1,000

	Share capital	Share premium	Merger reserve	Shares to be issued	Foreign exchange reserve	As restated Accumulated deficit	As restated Total Equity
	£'000	£'000	£’000	£'000	£'000	£'000	£'000

Issue of shares to settle A Preference share accrued dividend – 8 December 2014	-	994	-	-	-	-	994
Shares issued as consideration for a business combination – 8 December 2014	-	-	13,556	-	-	-	13,556
Shares to be issued as consideration for a business combination – 8 December 2014	-	-	-	800	-	-	800
Issue of shares on placing – 8 December 2014	1	32,000	-	-	-	-	32,001
Costs associated with share placing	-	(1,351)	-	-	-	-	(1,351)
Total contribution by and distributions to owners	1,001	10,625	37,776	800	-	-	50,202
At 31 December 2014	1,001	31,643	37,776	800	(9)	(29,222)	41,989

	Share capital	Share premium	Merger reserve	Shares to be issued	Foreign exchange reserve	Accumulatedde ficit	Total Equity
	£'000	£'000	£’000	£’000	£'000	£'000	£'000

1 January 2013	-	11,966	-	-	137	(17,194)	(5,091)

Loss for the year	-	-	-	-	-	(4,084)	(4,084)
Foreign exchange translation	-	-	-	-	5	-	5
Total comprehensive income/(loss)	-	-	-	-	5	(4,084)	(4,079)
Transaction with owners

Conversion of convertible loan notes	-	-	-	-	-	584	584
Issue of shares	-	9,093	-	-	-	-	9,093
Cost of share issues	-	(41)	-	-	-	-	(41)
Capital contribution	-	-	-	-	-	294	294
Total contribution by and distributions to owners	-	9,052	-	-	-	878	9,930
31 December 2013	-	21,018	-	-	142	(20,400)	760

Notes forming part of the financial statement for the year ended 31 December 2015

1	Accounting policies

General information

Midatech Pharma plc (the "Company") is a company domiciled in England. The Company was incorporated on 12 September 2014.

The Company is a public limited company, which has been listed on the Alternative Investment Market (“AIM”), which is a submarket of the London Stock Exchange, since 8 December 2014.

In addition, since 4 December 2015 the Company has American Depository Receipts (“ADRs”) registered with the US Securities and Exchange Commission (“SEC”) and is listed on NASDAQ.

Basis of preparation

The financial information set out above does not constitute the company's statutory accounts for 2015, 2014 or 2013. Statutory accounts for the years ended 31 December 2015, 31 December 2014 and 31 December 2013 have been reported on by the Independent Auditors.  The Independent Auditors' Report on the Annual Report and Financial Statements for the years ended 31 December 2015, 31 December 2014 and 31 December 2013 was unqualified, did not draw attention to any matters by way of emphasis, and did not contain a statement under 498(2) or 498(3) of the Companies Act 2006.

Statutory accounts for the year ended 31 December 2014 and 31 December 2013 have been filed with the Registrar of Companies. The statutory accounts for the year ended 31 December 2015 will be delivered to the Registrar in due course.

The Group was formed on 31 October 2014 when Midatech Pharma plc entered into an agreement to acquire the entire share capital of Midatech Limited and its wholly owned subsidiaries through the issue equivalent of shares in the Company which took place on 13 November 2014.

The acquisition of the Midatech subsidiaries on 13 November 2014 was outside the scope of IFRS 3 “Business combinations” and was treated under the principles of merger accounting as set out under UK GAAP. The capital structure for 2013 reflects the former holding company, Midatech Limited. Following the group reconstruction the capital structure reflects that of Midatech Pharma plc.

Accordingly, although the units which comprise the Group did not form a legal group for the entire comparative period ended 31 December 2014, the 2014 and 2013 results comprise the results of the subsidiary companies as if the Group had been in existence throughout the entire period.

These financial statements have been prepared in accordance with International Financial Reporting Standards, International Accounting Standards and Interpretations (collectively IFRS) issued by the International Accounting Standards Board (IASB) and as adopted by the European Union ("adopted IFRSs") and are presented in £’000’s Sterling.

The principal accounting policies adopted in the preparation of the financial statements are set out below. The policies have been consistently applied to all the periods presented.

Adoption of new and revised standards

A number of new standards, amendments to standards, and interpretations are not effective for 2015, and therefore have not been applied in preparing these accounts.

IFRS 9 Financial Instruments and subsequent amendments

On 24 July 2014 the IASB published the complete version of IFRS 9, Financial instruments, which replaces most of the guidance in IAS 39. This includes amended guidance for the classification and measurement of financial assets by introducing a fair value through other comprehensive income category for certain debt instruments. It also contains a new impairment model which will result in earlier recognition of losses. No changes were introduced for the classification and measurement of financial liabilities, except for the recognition of changes in own credit risk in other comprehensive income for liabilities designated at fair value through profit or loss. IFRS 9 also includes a new hedging guidance. It will be effective for annual periods beginning on or after 1 January 2018, subject to endorsement by the European Union.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 specifies how and when a company will recognise revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard provides a single, principles-based five-step model to be applied to all contracts with customers as follows:

•	Identify the contract(s) with a customer
•	Identify the performance obligations in the contract
•	Determine the transaction price
•	Allocate the transaction price to the performance obligations in the contract
•	Recognise revenue when (or as) the entity satisfies a performance obligation.

IFRS 15 was issued in May 2014 and replaces IAS 11—Construction Contracts, IAS 18—Revenue, IFRIC 13—Customer Loyalty Programmes, IFRIC 15—Agreements for the Construction of Real Estate, IFRIC 18—Transfers of Assets from Customers and SIC 31—Revenue—Barter Transactions involving Advertising Services. The IASB has voted to publish an Exposure Draft proposing a one-year deferral of the effective date of the revenue Standard to 1 January 2018. The reason for deferring the effective date is that the IASB is planning to issue an Exposure Draft with proposed clarifications to the Standard, stemming from the joint Transition Resource Group (TRG) meetings, as well as the desire to keep the effective date of the IASB’s and the FASB’s revenue Standards aligned. Earlier adoption is permitted. IFRS 15 is subject to endorsement by the European Union.

IFRS 16, Leases

On January 13, 2016, the IASB issued IFRS 16, Leases, which provides lease accounting guidance. Under the new guidance, lessees will be required to present right-of-use assets and lease liabilities on the statement of financial position. At the lease commencement date, a lessee is required to recognise a lease liability, which is the lessee's discounted obligation to make lease payments arising from a lease, as well as a right of use asset, representing the lessee's right to use, or control the use of, a specified asset for the lease term. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019, subject to endorsement by the European Union.

Earlier application is permitted for entities that apply IFRS 15, Revenue from Contracts with Customers, at or before the initial application of IFRS 16.

The directors are currently reviewing the impact of the above-mentioned Standards and Interpretations and are yet to conclude on whether any such standards will have a significant impact on the financial statements of the Group in the year of initial application.

The other standards, interpretations and amendments issued by the IASB (of which some still subject to endorsement by the European Union), but not yet effective are not expected to have a material impact on the Group’s future consolidated financial statements.

Basis of consolidation

Adoption of the other standards and interpretations referred to above is not expected to have a material impact on the results of the company. Application of these standards may result in some changes in presentation of information within the company’s financial statements.

The Group financial statements consolidate those of the parent company and all of its subsidiaries. The parent controls a subsidiary if it has power over the investee to significantly direct the activities, exposure, or rights, to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect the amount of the investor’s returns. All subsidiaries have a reporting date of 31 December.

All transactions and balances between Group companies are eliminated on consolidation, including unrealised gains and losses on transactions between Group companies. Where unrealised losses on intra-Group asset sales are reversed on consolidation, the underlying asset is also tested for impairment from a Group perspective. Amounts reported in the financial statements of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Group.

The loss and other comprehensive income of Midatech Pharma US, Inc. (formerly DARA Biosciences, Inc) acquired during the year are recognised from the effective date of acquisition i.e. 4 December 2015.  Similarly the loss and other comprehensive income of Zuplenz® acquired as a business by Midatech Pharma plc is recognised from the 24 December 2015.

The consolidated financial statements consist of the results of the following entities:

Entity	Summary description
Midatech Pharma plc	Ultimate holding company
Midatech Limited	Trading company
Midatech Pharma (Espana) SL (formerly Midatech Biogune SL)	Trading company
Midatech Andalucia SL	Dormant
PharMida AG	Trading company
Midatech Pharma (Wales) Limited (formerly Q Chip Limited)	Trading company
Midatech Pharma US, Inc. (formerly DARA Biosciences, Inc.) Dara Therapeutics, Inc. Midatech Pharma Pty	Trading company Dormant Trading company

Revenue

The Group’s income streams include milestone income from research and development contracts and the sale of goods. Milestone income is recognised as revenue in the accounting period in which the milestones are achieved. Milestones are agreed on a project by project basis and will be evidenced by set deliverables.

Revenue from the sales of goods by Midatech Pharma US, Inc. is recognised when the significant risks and rewards of ownership are transferred to the buyer and it is probable the previously agreed upon payment will be received. These criteria are considered to be met when the goods are delivered to the buyer.

Sales to wholesalers provide for selling prices that are fixed on the date of sale, although Midatech Pharma US, Inc offers certain discounts to group purchasing organisations and governmental programs.  The wholesalers take title to the product, bear the risk and rewards and have ownership of the inventory. The group has sufficient experience with their material wholesaler distribution channel to reasonably estimate product returns from its wholesalers while the wholesalers are still holding inventory.

Grant revenue

Where grant income is received which is not a direct re-imbursement of related costs and at the point at which the conditions have been met for recognition as income, these have been shown within grant revenue.

Government grants and government loans

Where government grants are received as a re-imbursement of directly related costs they are credited to research and development expense in the same period as the expenditure towards which they are intended to contribute.

The Group receives government loans that have a below-market rate of interest. These loans are recognised and measured in accordance with IAS 39. The benefit of the below-market rate of interest is measured as the difference between the initial carrying value of the loan discounted at a market rate of interest and the proceeds received.

The difference is held within deferred revenue as a government grant and is released as a credit to research and development expense in line with the expenditure to which it relates. In a situation where the proceeds were invested in plant and equipment, the deferred revenue is credited to research and development within the income statement in line with the depreciation of the acquired asset.

Business combinations and externally acquired intangible assets

Business combinations are accounted for using the acquisition method at the acquisition date, which is the date at which the Group obtains control over the entity. The cost of an acquisition is measured as the amount of the consideration transferred to the seller, measured at the acquisition date fair value, and the amount of any non-controlling interest in the acquiree. The Group measures goodwill initially at cost at the acquisition date, being:

-	the fair value of the consideration transferred to the seller, plus
-	the amount of any non-controlling interest in the acquiree, plus
-	if the business combination is achieved in stages, the fair value of the existing equity interest in the acquiree re-measured at the acquisition date, less
-	the fair value of the net identifiable assets acquired and assumed liabilities

Acquisition costs incurred are expensed and included in administrative costs. Any contingent consideration to be transferred by the acquirer is recognised at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration, whether it is an asset or liability, will be recognised either as a profit or loss or as a change to other comprehensive income. If the contingent consideration is classified as equity, it is not re-measured.

An intangible asset, which is an identifiable non-monetary asset without physical substance, is recognised to the extent that it is probable that the expected future economic benefits attributable to the asset will flow to the Group and that its cost can be measured reliably. The asset is deemed to be identifiable when it is separable or when it arises from contractual or other legal rights.

Externally acquired intangible assets other than goodwill are initially recognised at cost and subsequently amortised on a straight line basis over their useful economic lives where they are in use. The amortisation expense is included within the administrative cost in the consolidated statement of comprehensive income. Goodwill is stated at cost less any accumulated impairment losses.

The amounts ascribed to intangibles recognised on business combinations are arrived at by using appropriate valuation techniques (see section related to critical estimates and judgements below).

In-process research and development (IPRD) programmes acquired in business combinations are recognised as assets even if subsequent expenditure is written off because the criteria specified in the policy for development costs below are not met.  IPRD is subject to annual impairment testing until the completion or abandonment of the related project.  No further costs are capitalised in respect of this IPRD unless they meet the criteria for research and development capitalisation as set out below.

As per IFRS 3, once the research and development of each defined project is completed, the carrying value of the acquired IPRD is reclassified as a finite-lived asset and amortised over its useful life.

Product and marketing rights acquired in business combinations are recognised as assets and are amortised over their useful life. Under the terms of various licenses, the Group holds the US rights to sell three products approved by the Food and Drug Administration, Zuplenz®, Oravig® and Soltamox.

The significant intangibles recognised by the Group and their useful economic lives are as follows:

Goodwill	-	Indefinite life
IPRD	-	In process, not yet amortising
IT and website costs	-	4 years
Product and marketing rights	-	Between 2 and 13 years

The useful economic life of IPRD will be determined when the in-process research projects are completed.

Internally generated intangible assets (development costs)

Expenditure on the research phase of an internal project is recognised as an expense in the period in which it is incurred. Development costs incurred on specific projects are capitalised when all the following conditions are satisfied:

•	Completion of the asset is technically feasible so that it will be available for use or sale
•	The Group intends to complete the asset and use or sell it
•	The Group has the ability to use or sell the asset and the asset will generate probable future economic benefits (over and above cost)
•	There are adequate technical, financial and other resources to complete the development and to use or sell the asset, and
•	The expenditure attributable to the asset during its development can be measured reliably.

Judgement is applied when deciding whether the recognition criteria are met. Judgements are based on the information available. In addition, all internal activities related to the research and development of new projects are continuously monitored by the Directors.  The Directors consider that the criteria to capitalise development expenditure are not met for a product prior to that product receiving regulatory approval in at least one country.

Development expenditure not satisfying the above criteria, and expenditure on the research phase of internal projects are included in research and development costs recognised in the Consolidated Statement of Comprehensive Income as incurred. No projects have yet reached the point of capitalisation.

Impairment of non-financial assets

Assets that have an indefinite useful life, for example goodwill, or intangible assets not ready for use, such as IPRD, are not subject to amortisation and are tested annually for impairment.  Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount.  The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use.  An impairment charge of £1.8m was recognised in 2014 against the IPRD of Midatech Pharma (Wales) Limited cash generating unit.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). The group at 31 December 2015 had two cash generating units (2014: One, 2013: None). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of impairment at each reporting date.

Impairment charges are included in profit or loss, except, where applicable, to the extent they reverse gains previously recognised in other comprehensive income. An impairment loss recognised for goodwill is not reversed.

Patents and trademarks

The costs incurred in establishing patents and trademarks are either expensed or capitalised in accordance with the corresponding treatment of the development expenditure for the product to which they relate.

Joint arrangements

The Group is a party to a joint arrangement when there is a contractual arrangement that confers joint control over the relevant activities of the arrangement to the Group and at least one other party. Joint control is assessed under the same principles as control over subsidiaries.

The Group classifies its interests in joint arrangements as either:

•	Joint ventures: where the Group has rights to only the net assets of the joint arrangement
•	Joint operations: where the Group has both the rights to assets and obligations for the liabilities of the joint arrangement.

In assessing the classification of interests in joint arrangements, the Group considers:

•	The structure of the joint arrangement
•	The legal form of joint arrangements structured through a separate vehicle
•	The contractual terms of the joint arrangement agreement
•	Any other facts and circumstances (including any other contractual arrangements).

The Group accounts for its interests in joint ventures using the equity method. The equity accounted joint venture is highly immaterial with a profit and loss impact of only £Nil during 2015 (2014: £12k, 2013: £67k).

Any premium paid for an investment in a joint venture above the fair value of the Group's share of the identifiable assets, liabilities and contingent liabilities acquired is capitalised and included in the carrying amount of the investment in joint venture. Where there is objective evidence that the investment in a joint venture has been impaired the carrying amount of the investment is tested for impairment in the same way as other non-financial assets.

Amounts received under collaborative joint agreements, representing contributions to the Group’s research and development programmes, are recognised as a credit against research and development expense in the period over which the related costs are incurred. All costs related to these collaborative agreements are recorded as research and development expenditure.

The Group accounts for its interests in joint operations by recognising its share of assets, liabilities, revenues and expenses in accordance with its contractually conferred rights and obligations.

Foreign currency

Transactions entered into by subsidiaries entities in a currency other than the currency of the primary economic environment, in which they operate, are recorded at the rates ruling when the transactions occur. Foreign currency monetary assets and liabilities are translated at the rates ruling at the reporting date. Exchange differences arising on the retranslation of unsettled monetary assets and liabilities are recognised immediately in profit or loss.

The functional currency of the Company is Pounds Sterling, and the reporting currency is also Pounds Sterling. Foreign subsidiaries use the local currencies of the country where they operate. On consolidation, the results of overseas operations are translated into Pounds Sterling at rates approximating to those ruling when the transactions took place.  All assets and liabilities of overseas operations, including goodwill arising on the acquisition of those operations, are translated at the rate ruling at the reporting date. Exchange differences arising on translating the opening net assets at opening rate and the results of overseas operations at actual rate are recognised in other comprehensive income and accumulated in the foreign exchange reserve.

Exchange differences recognised in the profit or loss of Group entities on the translation of long-term monetary items forming part of the Group's net investment in the overseas operation concerned are reclassified to other comprehensive income and accumulated in the foreign exchange reserve on consolidation.

On disposal of a foreign operation, the cumulative exchange differences recognised in the foreign exchange reserve relating to that operation up to the date of disposal are transferred to the consolidated statement of comprehensive income as part of the profit or loss on disposal.

Financial assets

The Group does not have any financial assets which it would classify as fair value through profit or loss, available for sale or held to maturity. Therefore, all financial assets are classed as loans and receivables as defined below.

Loans and receivables

These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  They arise principally through the provision of goods and services to customers (e.g. trade receivables), but also incorporate other types of contractual monetary asset.  They are initially recognised at fair value plus transaction costs that are directly attributable to their acquisition or issue, and are subsequently carried at amortised cost using the effective interest rate method, less provision for impairment.

Impairment provisions are recognised when there is objective evidence (such as significant financial difficulties on the part of the counterparty or default or significant delay in payment) that the Group will be unable to collect all of the amounts due under the terms, the amount of such a provision being the difference between the net carrying amount and the present value of the future expected cash flows associated with the impaired receivable.

For trade receivables, which are reported net; such provisions are recorded in a separate allowance account with the loss being recognised within administrative expenses in the consolidated statement of comprehensive income.  On confirmation that the trade receivable will not be collectable, the gross carrying value of the asset is written off against the associated provision.

The Group's loans and receivables comprise trade and other receivables and cash and cash equivalents in the consolidated statement of financial position.

Cash and cash equivalents include cash in hand, deposits held at call with original maturities of three months or less.

Financial liabilities

The Group classifies its financial liabilities into one of two categories, depending on the purpose for which the liability was acquired.

Fair value through profit and loss (“FVTPL”)

The Group assumed fully vested warrants and share options on the acquisition of DARA Biosciences, Inc. The number of ordinary shares to be issued when exercised is fixed, however the exercise prices are denominated in US Dollars being different to the functional currency of the parent company. Therefore, the warrants and share options are classified as equity settled derivative financial liabilities through the profit and loss account. The financial liabilities were valued using the Black-Scholes option pricing model. Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on re-measurement recognised in profit or loss. The net gain or loss recognised in profit or loss incorporated any interest paid on the financial liability and is included in the ‘other gains and losses’ line item in the income statement..

Other financial liabilities include the following items:

•
Borrowings are initially recognised at fair value net of any transaction costs directly attributable to the issue of the instrument.  Such interest bearing liabilities are subsequently measured at amortised cost using the effective interest rate method, which ensures that any interest expense over the period to repayment is at a constant rate on the balance of the liability carried in the consolidated statement of financial position.  Interest expense in this context includes initial transaction costs and premium payable on redemption, as well as any interest or coupon payable while the liability is outstanding.

•
Government loans received on favourable terms below market rate are discounted at a market rate of interest. The difference between the present value of the loan and the proceeds is held as a government grant within deferred revenue and is released to research and development expenditure in line with when the asset or expenditure is recognised in the income statement.

•
Redeemable preference shares are classified as liabilities as they accrued fixed interest payable in cash when distributable profits are available and confer no right to assets or equity distributions of the Company.

•	Trade payables and other short-term monetary liabilities are initially recognised at fair value and subsequently carried at amortised cost using the effective interest method.

Share capital

Financial instruments issued by the Group are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Group has two classes of share in existence:

•	Ordinary shares of £0.00005 each are classified as equity instruments;
•	Deferred shares of £1 each are classified as equity instruments.

Retirement benefits: defined contribution schemes

Contributions to defined contribution pension schemes are charged to the consolidated statement of comprehensive income in the year to which they relate.

Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Share-based payments

The Group operates a number of equity-settled, share-based compensation plans, under which the entity receives services from employees as consideration for equity instruments (options) of the Group. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed is determined by reference to the fair value of the options granted:

•	including any market performance conditions (including the share price);
•	excluding the impact of any service and non-market performance vesting conditions (for example, remaining an employee of the entity over a specified time period); and
•	including the impact of any non-vesting conditions (for example, the requirement for employees to save).

Non-market performance and service conditions are included in assumptions about the number of options that are expected to vest. The total expense is recognised over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. Where vesting conditions are accelerated on the occurrence of a specified event, such as a change in control or initial public offering, such remaining unvested charge is accelerated to the income statement.

In addition, in some circumstances employees may provide services in advance of the grant date and therefore the grant date fair value is estimated for the purposes of recognising the expense during the period between service commencement period and grant date.

At the end of each reporting period, the Group revises its estimates of the number of options that are expected to vest based on the non-market vesting conditions. It recognises the impact of the revision to original estimates, if any, in the income statement, with a corresponding adjustment to equity. When the options are exercised, the company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium.

Leased assets

Where substantially all of the risks and rewards incidental to ownership of a leased asset have been transferred to the Group (a "finance lease"), the asset is treated as if it had been purchased outright.  The amount initially recognised as an asset is the lower of the fair value of the leased property and the present value of the minimum lease payments payable over the term of the lease.  The corresponding lease commitment is shown as a liability.  Lease payments are analysed between capital and interest.  The interest element is charged to the consolidated statement of comprehensive income over the period of the lease and is calculated so that it represents a constant proportion of the lease liability.  The capital element reduces the balance owed to the lessor.

Where substantially all of the risks and rewards incidental to ownership are not transferred to the Group (an "operating lease"), the total rentals payable under the lease are charged to the consolidated statement of comprehensive income on a straight-line basis over the lease term.  The aggregate benefit of lease incentives is recognised as a reduction of the rental expense over the lease term on a straight-line basis.

Deferred taxation

Deferred tax assets and liabilities are recognised where the carrying amount of an asset or liability in the consolidated statement of financial position differs from its tax base, except for differences arising on:

•	the initial recognition of goodwill;
•	the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting or taxable profit; and
•
investments in subsidiaries and jointly controlled entities where the Group is able to control the timing of the reversal of the difference and it is probable that the difference will not reverse in the foreseeable future.

Recognition of deferred tax assets is restricted to those instances where it is probable that taxable profit will be available against which the difference can be utilised.

The amount of the asset or liability is determined using tax rates that have been enacted or substantively enacted by the reporting date and are expected to apply when the deferred tax assets or liabilities are recovered or settled.

Shares to be issued

Deferred consideration shares of 299,624 Ordinary Shares were to be issued to the sellers of Midatech Pharma (Wales) Limited in two tranches; 224,718 were issued on 8 December 2015 and 74,906 are to be issued on 30 June 2016 as part consideration for the acquisition of 100% of the share capital.  The number of shares will be revised downwards following any warranty claims not considered as part of the purchase price.

Property, plant and equipment

Items of property, plant and equipment are initially recognised at cost.  As well as the purchase price, cost includes directly attributable costs.

Depreciation is provided on all items of property, plant and equipment so as to write off their carrying value over their expected useful economic lives.  It is provided at the following rates:

Fixtures and fittings	-	25% per annum straight line
Leasehold improvements	-	10% per annum straight line
Computer equipment	-	25% per annum straight line
Laboratory equipment	-	15% per annum straight line

Inventories

Inventories are stated at the lower of cost or net realisable value. Net realisable value is the market value. In evaluating whether inventories are stated at the lower of cost or net realisable value, management considers such factors as the amount of inventory on hand and in the distribution channel, estimated time required to sell such inventory, remaining shelf life, and current and expected market conditions, including levels of competition.

If net realisable value is lower than the carrying amount a write down provision is recognised for the amount by which the carrying value exceeds its net realisable value.

2	Finance income and expense

	2015	2014	2013
Finance income	£’000	£'000	£'000

Interest received on bank deposits	53	8	1
Gain on equity settled derivative financial liability	1,638	-	-
Total finance income	1,691	8	1

The gain on the equity settled derivative financial liability has arisen due to the reduction in the share price between the date of acquisition of Midatech Pharma US, Inc. and the year end.

3	Taxation

	2015	2014	2013
	£’000	£'000	£'000
Current tax credit
Current tax credited to the income statement	1,002	663	799
Taxation payable in respect of foreign subsidiary	-	(5)	-
	1,002	658	799
Deferred tax credit
Reversal of temporary differences	131	360	-
Total current tax and tax credit	1,133	1,018	799

The reasons for the difference between the actual tax charge for the year and the standard rate of corporation tax in the United Kingdom applied to losses for the year are as follows:

	2015	As restated 2014	2013
	£’000	£'000	£'000

Loss before income tax	(11,232)	(9,840)	(4,883)

Expected tax credit based on the standard rate of United Kingdom corporation tax at the domestic rate of 20.25% (2014: 21.49%, 2013:20%)	(2,274)	(2,115)	(977)

Fixed asset differences	-	12	4
Expenses not deductible for tax purposes	185	385	67
Adjustments to brought forward values	(8)	33	-
Additional deduction for R&D expenditure	(789)	(566)	(811)
Surrender of tax losses for R&D tax refund	406	419	653
Adjust deferred tax opening/closing rate	-	59	-
Income not taxable	-	(44)	-
Difference in capital allowances and depreciation/amortisation	-	-	5
Other short term timing differences	-	-	23
Unrelieved tax losses and other deductions arising in the period	(78)	(35)	237
Deferred tax not recognised	1,425	834	-
Total tax credited to the income statement	(1,133)	(1,018)	(799)

The taxation credit arises on the enhanced research and development tax credits accrued for the respective periods.

The Finance Act 2013 includes provision for the main rate of corporation tax to reduce from 23% to 21% from 1 April 2014 and to 20% from 1 April 2015.

4	Loss per share

	Total		As restated Total		Total
	2015		2014		2013
Numerator	£’000		£'000		£'000

Loss used in basic EPS and diluted EPS	(10,099)		(8,822)		(4,084)

Denominator

Weighted average number of ordinary shares used in basic EPS	28,229,814		9,026,347		5,715,576
Basic and diluted loss per share - pence	(36p	)	(98p	)	(71p	)

The 2013 loss per share is based on the Midatech Limited weighted average number of shares in issue which has been restated to take account of the share division that took place on 28 November 2014 whereby each 0.001p Ordinary Share was sub divided into two 0.0005p Ordinary Shares.

The 2014 loss per share before the prior year restatement was 82p.

5	Prior year - acquisition of Q Chip Limited – revised provisional values and restatement

On 8 December 2014, the group acquired 100% of the voting equity of Q Chip Limited and its subsidiaries, a UK company principally involved in design and development of the Q-SpheraTM drug encapsulation and delivery system and underpinning microsphere manufacturing technology.  On 20 January 2015 Q Chip Limited changed its name to Midatech Pharma (Wales) Limited.  The principal reason for this acquisition was to strengthen the Group’s technology and product portfolios, and thereby diversify risk through the following:

a)	Add controlled-release technology to Midatech gold nano-particle and portfolio
b)	Expand the number of development projects
c)	Q Chip’s product portfolio offered Midatech a lower risk profile than Midatech’s own technology thereby mitigating against potential future failure

As disclosed in the financial statements for the year ended 31 December 2014, the value of the identifiable net assets of Midatech Pharma (Wales) Limited had only been determined on a provisional basis due to a valuation carried out on certain assets not being finalised at the time the 2014 financial statements were issued. Had the valuation been finalised the 2014 financial statements would have differed to those previously reported as follows:

Details of the fair value of identifiable assets and liabilities acquired, purchase consideration and goodwill are:

	Provisional fair value	Adjustments to provisional values		(As restated) Final fair value
	£’000	£’000		£’000
Identifiable intangible assets:
In-process research and development	14,100	(1,500	)*	12,600
Property, plant and equipment	244	-		244
Receivables and other debtors	314	-		314
Payables and other liabilities	(494)	-		(494)
Deferred tax	(2,820)	2,106	**	(714)
Cash	115	-		115
Total net assets	11,459	606		12,065
Equity instruments (5,077,122 ordinary shares)	13,556	-		13,556
Deferred Equity instruments (299,624 deferred consideration shares held as shares to be issued)	800	-		800
Total consideration – non cash movement	14,356	-		14,356
Goodwill on acquisition	2,897	(606	)***	2,291

* The fair value of the intangible fixed assets has reduced by £1.50m, with a corresponding increase in the cost of goodwill.

**The deferred tax liability has reduced by £2.11m, due to the identification of tax losses available for offset and a reduction of the fair value of the identifiable intangible fixed assets of £1.5m, with a corresponding reduction in goodwill.

***The net reduction in goodwill is £0.61m.

The main factors leading to the recognition of goodwill are the presence of certain intangible assets, such as the assembled workforce of the acquired entity and the expected synergies of the enlarged Group which do not qualify for separate recognition.

The goodwill and intangible assets recognised will not attract tax deductions.

Furthermore, subsequent to the approval and filing of the 2014 annual accounts, the Board and management of the Company became aware of circumstances that indicated that one of the intangible assets acquired with Midatech Pharma (Wales) Limited had become impaired as a result of a condition that existed at 31 December 2014.  This resulted in the following impact on the 31 December 2014 financial statements:

-	The impairment of £1.80m of IPRD intangible assets through the income statement
-	The release of £0.36m deferred tax credit to the income statement.
-	The combined impact of the restatement reduced net assets by £1.44m.

6	Acquisition of Midatech Pharma US, Inc.

On 4 December 2015, the group acquired 100% of the voting equity of DARA BioSciences, Inc. whose principal activity is the sale and marketing of a portfolio of cancer supportive care pharmaceutical products.  At completion of that transaction DARA BioSciences, Inc. was merged into a wholly owned subsidiary of Midatech Pharma PLC and the name of the merged entity was changed to Midatech Pharma US, Inc.  The principal reason for this acquisition was to acquire commercial infrastructure and capability in the US market.

The revenue included in the consolidated statement of comprehensive income since 4 December 2015 contributed by Midatech Pharma US, Inc was £502k.  Midatech Pharma US, Inc contributed a net loss of £238k over the same period.  If the acquisition had occurred at 1 January 2015 group revenue would have been £3.67m and the group loss for the period would have been £19.34m.  Acquisition related costs of £2.77m were incurred in relation to this acquisition and are included within (administrative expenses) within the consolidated statement of comprehensive income for the period.

The main factors leading to the recognition of goodwill are the presence of certain intangible assets, such as the assembled workforce of the acquired entity, its established commercial infrastructure and the expected synergies of the enlarged Group which do not qualify for separate recognition.

In addition to the consideration outlined below additional, cash consideration may become payable (up to a maximum of £3.85m/$5.7m) if specified sales milestones are achieved for the years ended 31 December 2016 and 2017. These milestones are not expected to be achieved and therefore the fair value is nil. However, should they be achieved then any further payments are expected to be self-financed by incremental milestone-generated cash flow.

The goodwill and intangible assets recognised will not attract tax deductions.

Provisional fair value
£’000
Identifiable intangible assets:
Product and marketing rights	15,477

Property, plant and equipment	16
Receivables and other debtors	515
Stock	152
Payables and other liabilities	(4,150)
Deferred tax	(6,191)
Cash	2,289
Total net assets	8,108
Equity instruments (5,422,028 ordinary shares) Deferred Equity instruments	14,427
- Share options*	1,056
- Warrants*	2,155
- Preference share redemption**	422
Total consideration	18,060
Goodwill on acquisition	9,952
*The share options and the warrants were valued using the Black Scholes model
** The preference share redemption was valued on a cash basis

The net cash inflow in the year in respect of the acquisition of the subsidiary comprised:

£’000
Cash paid on completion – preferred share redemption	(422)
Net cash acquired	2,289
1,867

Assumption of DARA BioSciences, Inc. share options and warrants

At the time of completion of the merger with DARA BioSciences, Inc. there were a number of outstanding and unexercised options and warrants over common stock in DARA. Under the terms of the merger these options and warrants became exercisable for a number of Midatech ordinary shares equal to the product of (A) the number of shares of DARA common stock that were issuable upon exercise of the stock option or warrant immediately prior to the merger, multiplied by (B) a factor of 0.272, that being the Exchange Ratio defined in the merger agreement, rounded down to the nearest whole number of Midatech ordinary shares.

The per share exercise price for each Midatech ordinary share issuable upon exercise of each stock option or warrant will be equal to (C) the exercise price per share of DARA common stock at which the DARA stock option or warrant was exercisable divided by (D) the Exchange Ratio of 0.272, rounded up to the nearest whole cent.  All other terms, notably including expiration dates, remained materially the same.

As at 31 December 2015 there were DARA options outstanding over 721,000 Midatech ordinary shares with a weighted average exercise price of $7.62 per share, within a range of $2.54 to $770.59, and a weighted average remaining contractual life of 8.5 years. The risk free rate ranged from 0.63% to 1.81%, volatility from 59% to 79% and the expected life from 1.9 – 8.6 years. The exercise of all options would raise additional cash of $5.50m.

Also at the year-end there were DARA warrants outstanding over 3,034,437 Midatech ordinary shares with a weighted average exercise price of $9.67 per share, within a range of $3.06 to $164.71, and a weighted average remaining contractual life of 3.1 years. The risk free rate ranged from 0.44% to 1.63%, volatility from 59% to 79% and the expected life from 0.1 – 7.0 years.  The exercise of all warrants would raise additional cash of $29.33m.

The share options and warrants were valued using the Black Scholes model for the purpose of calculating the consideration payable for the DARA business. These options and warrants are treated as an equity settled derivative, held as at fair value through profit and loss .

7	Acquisition of Zuplenz®

On 24 December 2015 the group acquired US sales and marketing rights to the product Zuplenz®, an FDA-approved, marketed anti-emetic oral soluble film used in adult patients for the prevention of highly and moderately emetogenic chemotherapy-induced nausea and vomiting, radiotherapy-induced nausea and vomiting and post-operative nausea and vomiting. This acquisition was deemed to be a business combination following a review of the inputs, processes and potential for a market participant to generate outputs using the assets and agreements acquired.

The goodwill recognised will not attract a tax deduction.

Provisional fair value
£’000
Identifiable intangible assets:
Product and marketing rights	2,512
Stock	231
Total net assets	(2,743)
Cash consideration	2,528
Contingent consideration*	50
Total consideration	2,578
Negative goodwill on acquisition	(165)

*
The contingent consideration relates to various milestone payments which are dependent on the quarterly sales achieved in calendar years 2016 and 2017 and annual sales from 2018 to 2022 exceeding specified sales targets.

No revenue or costs were contributed by Zuplenz® in the year. Acquisition related costs of £218k were incurred in relation to this acquisition and are included within administrative expenses within the consolidated statement of comprehensive income for the period.

The negative goodwill of £165k is included within administrative costs in the consolidated statement of comprehensive income. It arose due to the seller of Zuplenz® seeking to conclude the transaction as quickly as possible.

No revenue was included in the consolidated statement of comprehensive income since 24 December 2015 by Zuplenz®. Zuplenz® contributed a net loss of £nil over the same period. We are unable to quantity the impact on group revenue and group loss had the occurred on 1 January 2015 due to the seller of the product not providing separable accounting records.

The net cash outflow in the year in respect of the business acquisition comprised:

£’000

Cash paid on completion	2,528